SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                        For the month of November, 2010

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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Attached hereto and incorporated by reference herein is an unofficial translation of the Company's report to the Israel Securities Authority relating to the approval by the Company's Board of Directors of a grant of options to purchase 43,730 ordinary shares of the Company to senior officers in the Company.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s Registration Statement on Form F-3 (Registration No. 333-128847) and its Registration Statements on Form S-8 (Registration Nos. 333-139021 and 333-111932).

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TEFRON LTD.
                                          (Registrant)

                                          By: /s/ Eran Rotem
                                          ----------------------
                                          Name: Eran Rotem
                                          Title: Chief Financial Officer


                                          By: /s/ Hanoch Zlotnik
                                          ----------------------
                                          Name: Hanoch Zlotnik
                                          Title: Treasurer

Date: November 15, 2010

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                                   TEFRON LTD.
                                 ("THE COMPANY")

NOVEMBER 11TH, 2010

    RE: IMMEDIATE REPORT CONCERNING AN IMMATERIAL AND ORDINARY PRIVATE OFFER PURSUANT TO THE SECURITIES REGULATIONS (PRIVATE OFFER OF SECURITIES
                           IN A REGISTERED COMPANY), 5760-2000

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1.   INTRODUCTION

     On November 11, 2010, the board of directors of Tefron Ltd. (hereinafter: the "Company") approved an immaterial and ordinary private offer for an office holder in the Company and another two employees (hereinafter jointly: The "OFFEREES") of 43,730 options (not listed) (hereinafter jointly: "THE OPTIONS") exercisable for 43,730 ordinary Company shares at NIS 10 nominal value each (hereinafter: the PRIVATE ALLOTMENT"), subject to adjustments, as detailed below:

     OFFEREES NAME      POSITION                       AMOUNT OF OPTIONS OFFERED

     GUY ZIMMERMAN      Vice President of Sales &
                        Business Development           15,865

     EMPLOYEE B         US Marketing Director          15,865

     EMPLOYEE A         Marketing Director             12,000

     The allotment of the options to the Offerees is being done in accordance with the option plan for employees, office holders and consultants of the Company which was adopted by the Company's board of directors in September 1997 and as amended in January of 2003 (hereinafter: "THE PLAN"), which Plan was prepared in accordance with the capital gains tax track pursuant to Section 102 of the Income Tax Ordinance [New Version], 5721 - 1961 (hereinafter:"the ORDINANCE").

2.   THE QUANTITY AND RATE IN PERCENTAGES OF THE OFFERED SECURITIES

     The shares arising from the exercise of the Options (hereinafter: "THE EXERCISE SHARES") shall constitute approximately 1.4% of the issued and paid up capital of the Company and of the voting rights in it(1) and approximately 1.2% of the issued and paid up capital of the Company and of the voting rights in it after full dilution(2).

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3.   TERMS AND CONDITIONS OF THE OFFERED SECURITIES

     Below is a summary of the main terms and conditions of the Options:

     3.1. The Options are offered to the Offerees without consideration.

     3.2. The exercise price of US $3.80 per Option (hereinafter: the "EXERCISE PRICE").

     3.3. THE VESTING PERIOD (the "VESTING PERIOD"):

          3.3.1. The Vesting Period for the two employees has been set for three
               (3) years, starting from November 11, 2010, with one-third (1/3) of the quantity of Options granted to each employee vesting each year.

          3.3.2. The Vesting Period with respect to the Vice President of Sales & Business Development is as follows: (a) 10,000 Options will vest immediately; and (b) an additional 5,865 Options will vest on the March 11, 2011.

     3.4. The Options may be exercised up to ten (10) years after the allotment date, subject to the provisions of the Plan relating to the termination of the relationship between the Company and the Offeree. An Option which is not exercised by the end of the Exercise period will be void and will not entitle the Offeree to any rights towards the Company.

     3.5. BELOW IS A SUMMARY OF FURTHER PROVISIONS OF THE PLAN:

          3.5.1. THE EXERCISE SHARES

               With their allotment, the Exercise Shares will, for all intents and purposes, be equal in rights to the shares of the same class existing in the Company's capital.

               The Exercise Shares shall be registered in the name of the Nominee Company (as that term is defined in the Plan).

          3.5.2. ADJUSTMENTS

------------------------
     (1) By neutralizing 99,740 ordinary shares of the Company held by the Company's subsidiary, which were purchased by the subsidiary prior to the date on which the Companies Law came into force. In practice the subsidiary does not exercise its voting rights or its rights in the capital by virtue of its said shareholdings in the Company. Accordingly, the calculation was performed by neutralizing the subsidiary's holdings both from the rights in the capital and from the voting rights.

     (2) See footnote 1 above, and assuming the exercise of all Option Deeds to employees exercisable into 538,726 Company shares, which on the date of this report constitute all of the convertible securities or securities exercisable into Company shares.

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               Upon the occurrence of one of the events detailed below, the
               Offeree's right to exercise the Options held by him into Exercise Shares shall be adjusted as detailed below:

               3.5.2.1. SPIN OFF, RESTRUCTURING, MERGER HEREINAFTER JOINTLY:
                    "RESTRUCTURING") - In the event of Restructuring, Options which have not yet been exercised may be exercised for the appropriate quantity of other shares or securities (hereinafter: The "NEW SECURITIES") which have been given to the Company's shareholders within the framework of the Restructuring process and against the Company's shares held by them. Moreover, adjustments of the Exercise Price of the Options into the New Securities will be carried out, if and should such be necessary.

               3.5.2.2. DISSOLUTION OR RECEIVERSHIP - If proceedings are
                    instituted against the Company for receivership and/or liquidation, Options which have not yet been exercised may be exercised starting from the date of receivership and/or liquidation without considering the provisions of the Plan relating to the exercise procedures for the options.

               3.5.2.3. CHANGES TO THE COMPANY'S CAPITAL - In the event of changes to the Company's capital, such as: stock dividend, splitting or consolidation of the Company's share capital, swapping of shares or any similar change in essence, the required adjustments will be made, subject to the provisions of the Plan, in the number and class of shares arising from the exercise of the Options, so that at the time of the exercising of the Options, the Offeree will receive the same securities which the Offeree would have received as a result of said changes in the Company's capital, had the Offeree exercised the Options held by the Offeree prior to the change in the Company's capital, but without changing the Exercise Price.

               3.5.2.4. Under certain circumstances, including in the case of merger or Restructuring or any other event of a similar nature, in which the Company's shares are supposed to be replaced with securities of another company, then every Offeree will be obligated to sell or swap, as the case may be, the Exercise Shares acquired as a result of the exercising of the Options in accordance with the Plan and all pursuant to the directives to be provided by the Company's board of directors.

               No adjustment whatsoever will be carried out following the issuing of rights and no participation in the issuing of rights will be allowed. Moreover, no adjustment shall be carried out following the distribution of a cash dividend.

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          3.5.3. TERMINATION OF EMPLOYMENT

               Options granted to an Offeree after the date of the termination of the employer - employee relationship or upon the termination of the engagement between the Offeree and the Company, as the case may be (hereinafter jointly: "TERMINATION OF ENGAGEMENT DATE"), may not be exercised unless:

               3.5.3.1. Before the Termination of Engagement Date, the Company's
                    board of directors has approved the extension of the period in which the Options may be exercised, fully or partially, beyond the Termination of Engagement Date (hereinafter: "THE EXTENSION") provided that the Extension is not for a period which is longer than the period during which the Options could be exercised in accordance with the terms and conditions of the Plan;

               3.5.3.2. The termination is based on a dismissal without grounds
                    (as is to be determined by a competent court), in which case all the Options which have not yet expired may be exercised during a period which is the shortest of the following: (1) ninety (90) days from the Termination Date of the Engagement; or (2) the remaining period during which the Options could be exercised in accordance with the terms and conditions of the Plan. The above shall only apply with respect to the number of Options which have vested, but which have not yet been exercised as of the Termination of Engagement Date;

               3.5.3.3. Termination of the engagement is due to death or
                    disability, in which case all the Options which have not yet expired may be exercised during the shortest of the following periods: (1) Six (6) months from the Termination Date of the Engagement; (2) the remaining period during which the Options could be exercised in accordance with the terms and conditions of the Plan. The above shall only apply with respect to the number of Options which have vested, but which have not yet been exercised as of the Termination of Engagement Date; and

               3.5.3.4. The Termination of engagement is due to: (a) Retirement under an agreement or early retirement plan of the Company or a subsidiary; or (b) retirement after the age of 60; in which case the Plan manager may determine provisions concerning the acceleration of the vesting of the Options.

          3.5.4. NON COMMITMENT FOR THE CONTINUED EMPLOYMENT OF THE OFFEREE

          The Plan or the granting, in it of itself, of the Options to the Offeree do not and shall not bind the Company or a subsidiary to continue to employ any of the Offerees; nor do they grant the Offeree any right to continue to be employed or to continue to provide services to the Company and/or a company under the control of the Company; nor shall they interfere in any form with the Company's rights or the rights of a company under the control of the Company, to terminate the employment or the provision of the services by the Offeree.

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          3.5.5. OPTIONS PLAN MANAGER

          The Company's board of directors is responsible for the Options Plan and has the power, INTER ALIA, and subject to the Law Ordinance, to approve Offerees, to determine the terms and conditions for granting Options, including the number of Options, the Exercise Period and its additional dates and conditions, the acceleration of the exercising of the Options, the management of the Option Plan and its interpretation, and any other action which the board of directors deems appropriate within the framework of managing the Plan.

     For further details regarding the terms and conditions of the Options, see
     Section 3.5 of the Company's prospectus, dated February 26, 2010 (Reference No. : 2010-01-396945), included in this report by means of reference.

4.   THE PRICE OF THE COMPANY SHARES ON THE STOCK EXCHANGE

     The Options are not negotiable, but may be exercised into ordinary shares of the Company listed on the Tel Aviv Stock Exchange Ltd. (hereinafter: The "STOCK EXCHANGE") and quoted on the OTC Bulletin Board in the USA (hereinafter: "OTCBB"). Data will be provided below regarding the Company's share price on the Stock Exchange and on the OTCBB.

     4.1. The closing price of the ordinary shares of the Company on the Stock Exchange on the November 11, 2010 (the trading day on the Stock Exchange preceding the publication date of this immediate report) was NIS 10.62 per ordinary share. This closing price is approximately 23.6% lower than the Exercise Price (when, for purposes of this calculation, the share price has been translated in NIS (NIS 3.658 per dollar according to the representative rate of the US dollar compared with the NIS on November 11, 2010).

     4.2. The closing price of the ordinary shares of the Company on the OTCBB on November 10, 2010 (the last trading day on the OTCBB preceding the publication date of this immediate report) was US $2.80 per ordinary share. This closing price is approximately 26.3% lower than the Exercise Price.

5.   THE ECONOMIC VALUE OF THE OPTIONS

     The economic value of the Options offered to the Vice President of Sales and Business Development is approximately 30.6 thousand dollars. The economic value of the Options offered to Employee A is approximately 23.2 thousand dollars. The economic value of the Options offered to Employee B is approximately 30.6 thousand dollars. The said economic value is calculated in accordance with the "Black and Scholes" formula, taking into account the closing price of the Company's shares on the Stock Exchange on November 11, 2010 (the date on which the resolutions of the audit committee and the board of directors of the Company regarding the approval of the private allotment were adopted), which is NIS 10.62 per share and in accordance with the following assumptions:

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     5.1. The standard deviation is calculated according to the daily historical share price for the period which is the same length as the period from the date of the granting and up until the theoretical exercise date of the relevant tranche and is at a rate of approximately 68% relative to the allotment to the Vice President of Sales and Market Development and at a rate of approximately 68% relative to the allotment to Employee A and Employee B).

     5.2. On the assumption of the exercise of the Options and the allotment of the Exercise Shares.

     5.3. All the Options will be exercised on the last day of their Exercise Period ("The THEORETICAL EXERCISE DATE").

     5.4. The calculation of the economic value does not take into account the fact that the Options will not be listed on the Stock Exchange, nor does it take into account the lock out of the Options for the lock out period detailed in this Plan and in accordance with the Ordinance law.

     5.5. The annual capitalization rate for the Options is set according to the interest rate of United States bonds for the comparable period during the contractual lifetime of the Options, i.e. at a rate of approximately 1.5% relative to the allotment to the Vice President of Sales and Market Development and at a rate of approximately 1.5% relative to the allotment to Employee A and Employee B).

     The expense amount to be recorded in the Company's books for the allotment of the Options to the Offerees will be for the said economic value amount, in such a manner so that the economic value of every tranche will be spread out over the entire Vesting Period.

6.   THE CONSIDERATION AND THE MANNER IN WHICH IT IS DETERMINED

     6.1. The Options are offered to the Offerees without consideration.

     6.2. The Exercise Price for every Option is set by the Company's board of directors and is identical to the share price set in the issuance of rights carried out by the Company pursuant to the prospectus of the 26th of February 2010 (reference No.: 2010-01-396945).

7. AGREEMENTS RELATING TO THE ACQUISITION OR SALE OF SECURITIES OF THE COMPANY OR RELATING TO VOTING RIGHTS IN THE COMPANY.

     To the best knowledge of the Company, after verbal clarification with the Offerees, there are no agreements, either in writing or verbally, between the Offerees and shareholders in the Company or amongst all or any of the Offerees, relating to the acquisition or sale of securities of the Company or relating to voting rights in the Company.

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8.   IMPEDIMENT AND/OR RESTRICTION AGAINST THE EXECUTION OF ACTIONS IN THE
     OPTIONS AND EXERCISE SHARES

     Below is a summary of the main restrictions applicable to the Offerees relating to the execution of actions in the Options and the Exercise
     Shares:

     8.1. Under the Plan, the Options cannot be transferred by the Offerees, unless such is under a will in accordance with the laws of succession and during the lifetime of the Offeree the Options could have been exercised by the Offeree only. Moreover, the Plan prescribes that ownership cannot be transferred in the Options, nor can a charge be registered on the Options, nor may they be transferred as a guarantee to any third party and during the lifetime of the Offeree all rights to acquire shares under the Plan will be executed by the Offeree only.

     8.2. Furthermore, the Offeree is locked out from carrying out any action in the Options and in the Exercise Shares pursuant to the lock out provisions of Section 102 of the Ordinance.

     8.3. The sale and/or transfer of the Exercise Shares shall be subject to the restrictions on repeat sales as set out in Section 15C of the Securities Law, 5728 - 1968 and the Regulations promulgated thereunder (as an investor pursuant to the provisions of Section 15A(a)(1) of the Securities Law), in such a manner so that the sale of the Options and/or the Exercise Shares will not bind the Company to publish a prospectus.

     8.4. Furthermore, the sale of Exercise Shares will be done subject to: (a) a listing document pursuant to the rules of the American Securities Exchange Commission; or (b) an exemption from listing pursuant to the US Securities Act of 1933 or regulations promulgated thereunder, including Rule 144.

                                                          YOURS SINCERELY,

                                                           ERAN ROTEM, CFO
                                                             TEFRON LTD.


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